# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Restaurant Brands International Inc., CIK 0001618756
CUSIP: 76131D103
Title of class of securities: Common Shares, without par value
Address of issuer's principal executive offices: 5707 BLUE LAGOON DRIVE, MIAMI, Florida (FL), 33126
Date of event which requires filing of this statement: 08/06/2026
Amends the filing with accession number 0000950142-25-003109
Filed by CIK 0001653986
Persons authorized to receive notices and communications: Jill Granat, c/o Restaurant Brands International Inc., 130 King Street West, Suite 300, Toronto, Ontario Canada (A6), M5X 1E1, (905) 339-6011; Asna Afzal, Esq., 3G Capital, Inc., 600 Third Avenue, 37th Floor, New York, New York (NY), 10016, (212) 893-6727; Brian M. Janson, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York (NY), 10019-6064, (212) 373-3000

## Reporting persons
- 3G Restaurant Brands Holdings General Partner Ltd. (CIK 0001653986): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 99,157,902; sole dispositive power 0; shared dispositive power 99,157,902; aggregate amount beneficially owned 99,157,902 (22.1% of the class)
  Comment: Row 11: Represents 99,157,902 Common Shares acquirable in respect of 99,157,902 Exchangeable Units held by the Reporting Persons. See Item 4.
  
  Row 13: Calculated based on (i) 348,758,065 total Common Shares outstanding as of July 31, 2026, as reported on the Issuer's Form 10-Q filed on August 6, 2026 and (ii) 99,157,902 Common Shares issuable in respect of 99,157,902 Exchangeable Units held by the Reporting Persons. See Item 4.
- 3G Restaurant Brands Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 99,157,902; sole dispositive power 0; shared dispositive power 99,157,902; aggregate amount beneficially owned 99,157,902 (22.1% of the class)
  Comment: Row 11: Represents 99,157,902 Common Shares acquirable in respect of 99,157,902 Exchangeable Units held by the Reporting Persons. See Item 4.
  
  Row 13: Calculated based on (i) 348,758,065 total Common Shares outstanding as of July 31, 2026, as reported on the Issuer's Form 10-Q filed on August 6, 2026 and (ii) 99,157,902 Common Shares issuable in respect of 99,157,902 Exchangeable Units held by the Reporting Persons. See Item 4.

## Item 1. Security and Issuer
Title of class of securities: Common Shares, without par value
Name of issuer: Restaurant Brands International Inc.
Address of issuer's principal executive offices: 5707 BLUE LAGOON DRIVE, MIAMI, Florida (FL), 33126
Comment:
This Amendment No. 24 to the initial Statement on Schedule 13D, filed on December 22, 2014 (the "initial Schedule 13D"), as amended by Amendment No. 1, filed on September 25, 2015, Amendment No. 2, filed on December 7, 2015, Amendment No. 3, filed on December 16, 2015, Amendment No. 4, filed on November 1, 2017, Amendment No. 5, filed on November 13, 2017, Amendment No. 6, filed on November 17, 2017, Amendment No. 7, filed on October 30, 2018, Amendment No. 8, filed on November 8, 2018, Amendment No. 9, filed on August 13, 2019, Amendment No. 10, filed on September 3, 2019, Amendment No. 11, filed on September 6, 2019, Amendment No. 12, filed on September 26, 2019, Amendment No. 13, filed on September 14, 2020, Amendment No. 14, filed on August 6, 2021, Amendment No. 15, filed on August 25, 2021, Amendment No. 16, filed on February 28, 2023, Amendment No. 17, filed on March 17, 2023, Amendment No. 18, filed on August 17, 2023, Amendment No. 19, filed on September 6, 2023, Amendment No. 20, filed on August 13, 2024, Amendment No. 21, filed on August 30, 2024, Amendment No. 22, filed on November 14, 2025 and Amendment No. 23, filed on December 3, 2025 (as amended, the "Schedule 13D"), amends and restates, where indicated, the Schedule 13D relating to the Common Shares of Restaurant Brands International Inc. (the "Issuer") by: (i) 3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company ("3G RBH GP"); and (ii) 3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership ("3G RBH"). Capitalized terms used in this Amendment No. 24 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

As a result of a change in the Issuer's reported total Common Shares outstanding as of July 31, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 6, 2026, the Reporting Persons are required to file this Amendment to update the Reporting Persons' ownership percentage.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) of the Schedule 13D are hereby amended and replaced in their entirety with the following language:

(a) and (b)

As a result of a change in the Issuer's reported total Common Shares outstanding as of July 31, 2026, as reported on the Issuer's Quarterly Report on Form 10-Q filed on August 6, 2026, the Reporting Persons are required to file this Amendment to update the Reporting Persons' ownership percentage.

As a result of the Partnership Agreement and the Voting Trust Agreement, 3G RBH GP and 3G RBH beneficially own and may be deemed to have shared voting and dispositive power with respect to 99,157,902 Exchangeable Units. All Common Share and Exchangeable Unit numbers and percentages are based on (i) 348,758,065 total Common Shares outstanding as of July 31, 2026, as reported on the Issuer's Form 10-Q filed on August 6, 2026 and (ii) 99,157,902 Common Shares that would be issued upon exchange of the 99,157,902 Exchangeable Units as held by the Reporting Persons, and after giving effect to the transactions discussed herein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, other than, solely with respect to the Exchangeable Units held by 3G RBH, that it is the beneficial owner of any of the Exchangeable Units or Common Shares referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A, beneficially owns any Common Shares.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a).

## Signatures
- 3G Restaurant Brands Holdings General Partner Ltd.: /s/ Flavio Montini, Flavio Montini, Authorized Signatory (08/10/2026)
- 3G Restaurant Brands Holdings LP: /s/ Flavio Montini, Flavio Montini, Authorized Signatory (08/10/2026)